

Mail Stop 3720

October 28, 2009

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada H3E 1A8

> **RE:** **Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K/A for the year ended November 30, 2008**
> **Filed October 8, 2009**
>
> **Form 10-Q/A for period ended February 28, 2009**
> **Filed October 8, 2009**
>
> **Form 10-Q/A for period ended May 31, 2009**
> **Filed October 8, 2009**
>
> **Form 10-Q for period ended August 31, 2009**
> **Filed October 15, 2009**

Dear Mr. Arbic:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the period ended November 30, 2008

General

1. We note your response to comment one in our letter dated July 10, 2009, and the disclosure you have added regarding Valtech Communications' bid for a license for DVBT network technology in Slovakia in your amended Forms 10-Q for the periods ending February 28, 2009, and May 31, 2009, and your Form 10-Q for the period ending August 31, 2009. We also note news reports that the initial Slovak tender was cancelled in late 2008 and that the second tender that was commenced in May 2009 was awarded to Towercom in August 2009. Please advise and reconcile your disclosures with this information.

2. Please include all the information and check boxes required to be disclosed on the cover page of Form 10-K.

3. We note that you have disclosed on the cover page of your Form 10-K that your common stock is registered under Section 12(g) of the Exchange Act; however, you have never registered your common stock under Section 12(g). Please change your disclosure to "none."

Forward-Looking Statements and Associated Risks

4. Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove the reference to the safe harbor throughout your documents.

Item 1. Description of Business

5. Please provide consistent disclosure regarding the date of the company's agreement to acquire Valtech Communications. In the first paragraph of this section, you disclose the date as May 30, 2007, while Note 1 to the financial statements discloses the date as June 2, 2008.

6. Please disclose whether you own or lease the fiber optic cable through which you provide your telecommunication services and discuss the extent of your network. If you lease the fiber optic cable or other portions of your network, disclose the material terms of your leases.

7. Please disclose the geographic regions where you offer your telecommunications services.

8. Please discuss the principal suppliers of your technology, telecommunication hardware, cables and equipment and customer premises equipment.

9. Please discuss how you obtain your digital TV programming. Discuss any material digital TV programming contracts and any material broadcast distribution agreements.

Item 1A. Risk Factors Related to Our Business

Competitive forces may result in the decrease of the price for the Company's Telecommunication Services

10. Expand your disclosure to discuss why management believes saturation of the telecommunications services market will not occur for at least five years.

Item 7. Management's Discussion and Analysis and Results of Operations and Financial Conditions

11. You disclose in the second paragraph of the Overview section that you have "expanded our bundled services by providing an end-to-end IPTV solution" consisting of various elements; however, you have not discussed these IPTV technologies and services in your Business section. It also appears that you do not offer these services as part of your two triple play packages discussed in your Business section. In addition, you disclose under "Current and Future Financing Needs" that the company is unable to meet its obligations under the Ericsson agreement unless it raises additional funding; however, you disclose in the sixth paragraph in your Business section that no agreement has been negotiated and no current negotiations are on-going with Ericsson regarding IPTV. Please reconcile these conflicting disclosures.

12. We note your response to comment eight in our letter dated July 10, 2009. Please further discuss why line items have changed and whether any changes have prospective implications. For example:

    • Quantify the increase in customers from 2007 to 2008. Identify the two customers that generated more than 10% of your revenues in each year, and disclose the amount of revenues attributable to each material customer. Disclose the amount of revenues attributable to related parties.
    • Discuss why the costs of wiring, installation and equipment increased from 2007 to 2008. Discuss whether you provide free installation, whether you plan to continue providing free installation and how this has impacted your results.
    • Explain how the company's general and administrative expenses increased due to the increase in sales. Quantify the increase in technical office staff. In this regard, we note that you have seven full-time employees.

Liquidity and Capital Resources

13. Please discuss the material terms of your bank loans. File the loan agreements as exhibits.

Item 13. Certain Relationships and Related Transactions and Director Independence

14. Please provide all the disclosure required by Item 404(a)(5) of Regulation S-K with regard to the loans from related parties.

Item 14. Principal Accounting Fees and Services

15. Revise to reflect the correct date the company's board of directors appointed KBL, LLP as independent public accountant for the fiscal years ending November 30, 2008 and 2007. We note the company filed a Form 8-K on July 9, 2009, as amended on July 24, 2009, and August 10, 2009, stating that the company's board of directors appointed KBL, LLP on July 3, 2009.

Code of Ethics

16. We note your disclosure that "the Corporation has adopted a Code of Ethics." However, we note your disclosure under Item 10 that the company has not adopted a code of ethics that applies to your executive officers. Please reconcile these statements.

Section 16(a) Compliance

17. Revise to identify each director, officer or beneficial owner of more than ten percent of any class of equity securities that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year. Also, include the number of late reports for each director, officer or beneficial owner. Refer to Item 405 of Regulation S-K. We note your disclosure discussing that the company's officers and directors have not filed all reports required under Section 16(a).

Signatures

18. General Instruction D of Form 10-K requires the signatures of the majority of your board of directors or persons performing similar functions. In future filings, please designate who is signing your Form 10-K as a director.

Form 10-Q for the period ended August 31, 2009

    19. We note your response to comment two in our letter dated July 10, 2009, stating that the agreement with Residence les Boulevard will be filed as an exhibit to your third quarter Form 10-Q. However, we note you did not file the agreement as an exhibit to the Form 10-Q filed on October 15, 2009. Please file all material contract(s) with this customer or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

    As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

                                          Sincerely,

                                          Larry Spirgel
                                          Assistant Director

Cc: Mr. Richard Rubin, Esq.
        Via Facsimile: (212) 658-9867